EXHIBIT 12.1

APOGENT TECHNOLOGIES INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended September 30,										Nine Months Ended June 30, 2003
	1998		1999		2000		2001		2002
Fixed Charges:
Interest expense	$35,270		$41,228		$49,584		$48,820		$40,737		$32,427
Deferred financing	151		224		521		472		3,461		2,809
1/3 Rental expense	1,343		2,235		2,905		3,575		4,467		3,536

	$36,764		$43,687		$53,010		$52,867		$48,665		$38,772
Earnings:
Pre tax income from continuing operations	$85,789		$119,333		$134,759		$166,894		$205,311		$144,791
Add: Fixed charges	36,764		43,687		53,010		52,867		48,665		38,772
Earnings	122,553		163,020		187,769		219,761		253,976		183,563
Ratio of Earnings to fixed charges	3.3	x	3.7	x	3.5	x	4.2	x	5.2	x	4.7	x

Rental Expense	$4,028		$6,704		$8,716		$10,725		$13,402		$10,608